Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, April 12, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 5, 2018 to April 11, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05.04.2018	20,000	47.9862	959,724	BATE
05.04.2018	40,000	47.9869	1,919,476	CHIX
05.04.2018	30,000	47.9885	1,439,655	TRQX
05.04.2018	60,000	47.9841	2,879,047	XPAR
06.04.2018	20,000	48.4991	969,982	BATE
06.04.2018	40,000	48.4953	1,939,811	CHIX
06.04.2018	30,000	48.4945	1,454,835	TRQX
06.04.2018	60,000	48.4787	2,908,722	XPAR
09.04.2018	—	—	—	BATE
09.04.2018	75,000	48.3613	3,627,097	CHIX
09.04.2018	46,000	48.3638	2,224,736	TRQX
09.04.2018	19,000	48.3572	918,787	XPAR
10.04.2018	14,561	48.4986	706,188	BATE
10.04.2018	39,049	48.4969	1,893,755	CHIX
10.04.2018	24,463	48.4960	1,186,357	TRQX
10.04.2018	57,196	48.4924	2,773,572	XPAR
11.04.2018	15,000	48.7260	730,890	BATE
11.04.2018	40,000	48.7235	1,948,940	CHIX
11.04.2018	25,000	48.7228	1,218,070	TRQX
11.04.2018	60,000	48.7101	2,922,603	XPAR

Total	715,269	48.4045	34,622,248

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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